

January 25, 2024

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

> **RE:**     **MIAX PEARL, LLC ("Pearl")**
> **Amendment 2024-2 to Form 1 Application**

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2024-2 to the Form 1 Application of Pearl, which includes the following changes:

> Exhibit C – Updated officers of Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Emerald, LLC, MIAX Sapphire, LLC, and MIAX Futures, LLC; updated business description for ConvexityShares, LLC
>
> Exhibit J – Updated officers

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

*Barbara J. Comly*

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc:     Marlene Olsen

| Form 1<br>Page 1<br>Execution<br>Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,<br>REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION<br>FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed<br>(MM/DD/YY):<br><br>01/25/24 | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

**Warning:** Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

### INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION                    ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
    Telephone: 609-897-7300;  Facsimile: 609-987-2210

23008379

5. Provide the name, title and telephone number of a contact employee:
    Barbara J. Comly, EVP, General Counsel & Corporate Secretary
    609-897-7315

6. Provide the name and address of counsel for the applicant:
    Barbara J. Comly, EVP, General Counsel & Corporate Secretary
    MIAX PEARL, LLC
    7 Roszel Road, Suite 1A
    Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation      ☐ Sole Proprietorship      ☐ Partnership
    ☒ Limited Liability Company      ☐ Other (specify):

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

    (a) Date (MM/DD/YY): 02/11/16          (b) State/Country of formation: Delaware

    (c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

**EXECUTION:** The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: January 25, 2024                    By: _____
                                               Deborah L. Carroll
                                               SVP, Associate General Counsel

Subscribed and sworn before me this 25th day of January, 2024.

_____
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2024

**This page must always be completed in full with original, manual signature and notarization.**
**Affix notary stamp or seal where applicable.**

# EXHIBIT C

**Exhibit Request:**

**For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:**

1. **Name and address of organization.**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

**Response:**

## A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
   *Address*: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5.	*Brief description of business or functions*:  Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, MIAX Emerald, LLC, MIAX Sapphire, LLC, Miami International Technologies, LLC, MIAX Global, LLC, MIAX Futures, LLC, MIAX Products, LLC, The Bermuda Stock Exchange, Dorman Trading, LLC, M 7 Holdings, LLC, the sole member and owner of 100% of the equity and voting securities of LedgerX LLC, MIH East Holdings, Limited, and M 402 Holdings, LLC, the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC.  MIAX Futures, LLC is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC. Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6.	*A copy of the constitution*: Not applicable.

7.	*A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8.	*A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9.	*The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

### Officers of Miami International Holdings, Inc.

The following persons are the officers of Miami International Holdings, Inc.:

| Name | Title |
| --- | --- |
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Edward Deitzel | Executive Vice President and Chief Regulatory Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Business Development |
| Mark G. Bagan | Executive Vice President – US Futures Strategy |
| Harish Jayabalan | Executive Vice President – Chief Risk Officer and Chief Information Security Officer |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Senior Vice President – Business Systems Development |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |

| Name | Title |
|---|---|
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |
| Joseph Bracco | Senior Vice President – Head of Sales |
| Kelly Brown | Vice President – Derivative Products and Business Development |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Steven F. Ivey | Senior Vice President – Futures Risk Management |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Charles Blades | Vice President – Controller |
| Todd Borneman | Vice President – Data Services |
| Kateryna Brezitska | Vice President – Equities Planning and Development |
| Daniel J. Brill | Vice President – Options Strategic Planning & Business Development |
| Jonathan Dowd | Vice President – Business Strategy |
| Mitchell Garfinkel | Vice President – Finance |
| Lindsay R. Hopkins | Vice President – Senior Counsel |
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |
| Joseph P. Kamnik | Vice President – Senior Counsel |
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| Kaitlin Meyer | Vice President – Marketing and Sales |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
| Dominique Prunetti Miller | Vice President – Human Resources and Corporate Relations |
| Vinay Rao | Vice President – Trading Systems Development |
| Siddharth Sahoo | Vice President – Trading Systems Development |
| Christopher Solgan | Vice President – Senior Counsel |
| Peter D. Sparby | Vice President – Counsel |
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Katherine Comly | Assistant Vice President, Associate Counsel and Director of ESG |
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |
| Matt Leisen | Assistant Vice President – Counsel |
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

### *Directors of Miami International Holdings, Inc.*

The following persons are the directors of Miami International Holdings, Inc.:

| Directors |
|---|
| Thomas P. Gallagher (Chair) |
| Talal Jassim Al-Bahar |
| Abdulwahab Ahmad Al-Nakib |
| Michael P. Ameen |
| Albert M. Barro, Jr. |
| John Beckelman |
| Barry J. Belmont |
| Ricardo Blach |
| Christopher Brady |
| Kurt M. Eckert |
| Khaled Magdy El-Marsafy |
| William W. Hopkins |
| Thomas J. Kelly, Jr. |
| Paul Kotos |
| Mark I. Massad |
| Jack G. Mondel |
| Lisa Moore |
| William J. O'Brien III |
| Robert D. Prunetti |
| Mark F. Raymond |
| Douglas M. Schafer Jr. |
| Cynthia Schwarzkopf |
| Paul V. Stahlin |
| J. Gray Teekell |
| Jassem Hassan Zainal |

Directors of Miami International Holdings, Inc. serve one year terms.

### *Audit Committee of Miami International Holdings, Inc.*

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

| Audit Committee |
|---|
| Paul V. Stahlin (Chairman) |
| Michael P. Ameen |
| Khaled Magdy El-Marsafy |
| Robert D. Prunetti |

***Compensation Committee of Miami International Holdings, Inc.***

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

| Compensation Committee |
| --- |
| Talal Jassim Al-Bahar (Chairman) |
| Christopher D. Brady |
| Thomas J. Kelly |
| Mark F. Raymond |
| J. Gray Teekell |

***Risk Committee of Miami International Holdings, Inc.***

The following persons are members of the Risk Committee of Miami International Holdings, Inc.:

| Risk Committee |
| --- |
| Lisa Moore (Chair) |
| Kurt M. Eckert |
| Paul V. Stahlin |

10.  *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## B.   MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

1.  *Name*:  Miami International Securities Exchange, LLC
    *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.  *Form of organization*:  Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 10, 2007.

4.  *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.  *Brief description of business or functions*:  Miami International Securities Exchange, LLC ("MIAX") is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX operates a fully electronic options trading platform.

6.  *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated November 12, 2020, and Amended and Restated By-Laws dated November 12, 2020 are attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

### Officers of Miami International Securities Exchange, LLC

The following persons are the officers of Miami International Securities Exchange, LLC:

| Name | Title |
|------|-------|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Business Development |
| Harish Jayabalan | Executive Vice President – Chief Risk Officer and Chief Information Security Officer |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Senior Vice President – Business Systems Development |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |
| Joseph S. Bracco | Senior Vice President – Head of Sales |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Charles Blades | Vice President – Controller |
| Peter Bon Viso | Vice President – Regulatory Counsel |
| Todd Borneman | Vice President – Data Services |

| Name | Title |
|---|---|
| Kateryna Brezitska | Vice President – Equities Planning and Development |
| Daniel J. Brill | Vice President – Options Strategic Planning & Business Development |
| Kelly Brown | Vice President – Derivative Products and Business Development |
| Jonathan S. Dowd | Vice President – Business Strategy |
| Laurence Gardner | Vice President – Regulatory Operations |
| Mitchell Garfinkel | Vice President – Finance |
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |
| Joseph P. Kamnik | Vice President – Senior Counsel |
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| Kaitlin Meyer | Vice President – Marketing and Sales |
| Ronald Miller | Vice President – Compliance |
| Lawrence O'Leary | Vice President – Regulatory Oversight |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
| | |
| Vinay Rao | Vice President – Trading Systems Development |
| Siddharth Sahoo | Vice President – Trading Systems Development |
| Christopher Solgan | Vice President – Senior Counsel |
| Christopher Swisher | Vice President – Market Surveillance |
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Katherine Comly | Assistant Vice President, Associate Counsel and Director of ESG |
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC will serve at the direction of the Board of Directors.

### *Directors of Miami International Securities Exchange, LLC*

The following persons are the directors and Board observers of Miami International Securities Exchange, LLC:

| Directors |
| --- |
| Thomas P. Gallagher |
| Michael P. Ameen |
| Lindsay L. Burbage |
| Robert Castrignano |
| Marianne Deane |
| John DiBacco, Jr. |
| David Dooman |
| Kurt M. Eckert |
| Leslie Florio |
| Lawrence E. Jaffe |
| Paul Jiganti |
| John A. Kinahan |
| William V. Looney, Jr. |
| John E. McCormac |
| Robert D. Prunetti |
| Joseph Sellitto |
| Cynthia Schwarzkopf |
| J. Gray Teekell |
| **Observers** |
| Lawrence Tanzman |

### *Committees of Miami International Securities Exchange, LLC*

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

| Audit Committee |
| --- |
| Robert D. Prunetti (Chair) |
| Michael P. Ameen |
| John E. McCormac |

| Compensation Committee |
| --- |
| J. Gray Teekell (Chair) |
| Robert D. Prunetti |
| Cynthia Schwarzkopf |

| Regulatory Oversight Committee |
| --- |
| Lindsay L. Burbage (Chair) |
| Leslie Florio |
| Lawrence E. Jaffe |

| Appeals Committee |
| --- |
| Lawrence Jaffe (Chair) |
| Robert Castrignano |
| Kurt M. Eckert |

| Technology Committee |
| --- |
| Leslie Florio (Chair) |
| Robert Castrignano |
| Marianne Deane |
| David Dooman |
| Kurt M. Eckert |
| John A. Kinahan |
| John E. McCormac |
| Cynthia Schwarzkopf |
| J. Gray Teekell |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## C.   MIAX EMERALD, LLC

1. *Name*:  MIAX Emerald, LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 30, 2018.

4. *Brief description of nature and extent of affiliation*:  MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated November 12, 2020 are attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX Emerald, LLC

The following persons are the officers of MIAX Emerald, LLC:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Business Development |
| Harish Jayabalan | Executive Vice President – Chief Risk Officer and Chief Information Security Officer |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Senior Vice President – Business Systems Development |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |
| Joseph S. Bracco | Senior Vice President – Head of Sales |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Charles Blades | Vice President – Controller |
| Peter Bon Viso | Vice President – Regulatory Counsel |
| Todd Borneman | Vice President – Data Services |
| Kateryna Brezitska | Vice President – Equities Planning and Development |

| Name | Title |
|---|---|
| Daniel J. Brill | Vice President – Options Strategic Planning & Business Development |
| Kelly Brown | Vice President – Derivative Products and Business Development |
| Jonathan S. Dowd | Vice President – Business Strategy |
| Laurence Gardner | Vice President – Regulatory Operations |
| Mitchell Garfinkel | Vice President – Finance |
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |
| Joseph P. Kamnik | Vice President – Senior Counsel |
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| Kaitlin Meyer | Vice President – Marketing and Sales |
| Ronald Miller | Vice President – Compliance |
| Lawrence O'Leary | Vice President – Regulatory Oversight |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
| | |
| Vinay Rao | Vice President – Trading Systems Development |
| Siddharth Sahoo | Vice President – Trading Systems Development |
| Christopher Solgan | Vice President – Senior Counsel |
| Christopher Swisher | Vice President – Market Surveillance |
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Katherine Comly | Assistant Vice President, Associate Counsel and Director of ESG |
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC will serve at the direction of the Board of Directors.

### *Directors of MIAX Emerald, LLC*

The following persons are the directors of MIAX Emerald, LLC:

| Directors |
|---|
| Thomas P. Gallagher |
| Lindsay L. Burbage |
| Marianne Deane |
| Kurt M. Eckert |

| |
|---|
| David S. Fleming |
| Leslie Florio |
| Kimberly M. Guadagno |
| Richard Herr |
| Paul Jiganti |
| Michael Juneman |
| Joseph M. Kyrillos Jr. |
| John E. McCormac |
| Robert D. Prunetti |
| Liam Smith |

## *Committees of MIAX Emerald, LLC*

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

| Audit Committee |
|---|
| Robert D. Prunetti (Chair) |
| Joseph M. Kyrillos Jr. |
| John E. McCormac |

| Compensation Committee |
|---|
| Robert D. Prunetti (Chair) |
| Marianne Deane |
| Joseph M. Kyrillos Jr. |

| Regulatory Oversight Committee |
|---|
| Lindsay L. Burbage (Chair) |
| Leslie Florio |
| Kimberly M. Guadagno |

| Appeals Committee |
|---|
| Marianne Deane (Chair) |
| Kurt M. Eckert |
| Paul Jiganti |

| Technology Committee |
|---|
| Leslie Florio (Chair) |
| Marianne Deane |
| David S. Fleming |
| John E. McCormac |

10.	*An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## D.	MIAX SAPPHIRE, LLC

1.	*Name*:  MIAX Sapphire, LLC
	*Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.	*Form of organization*:  Limited Liability Company.

3.	*Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 6, 2023.

4.	*Brief description of nature and extent of affiliation*:  MIAX Sapphire, LLC ("MIAX Sapphire") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.	*Brief description of business or functions*:  MIAX Sapphire is not yet active.  MIAX Sapphire intends to register as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended.  MIAX Sapphire intends to operate a fully electronic options trading platform as well as a trading floor in Miami, Florida.

6.	*A copy of the constitution*: Not applicable.

7.	*A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 6, 2023 is attached.

8.	*A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated April 18, 2023 is attached.

9.	*The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### *Officers of MIAX Sapphire, LLC*

The following persons are the officers of MIAX Sapphire, LLC:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |

| Name | Title |
| --- | --- |
| Shelly Brown | Executive Vice President – Strategic Planning and Business Development |
| Harish Jayabalan | Executive Vice President – Chief Risk Officer & Chief Information Security Officer |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Senior Vice President – Business Systems Development |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |
| Joseph S. Bracco | Senior Vice President – Head of Sales |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Charles Blades | Vice President – Controller |
| Peter Bon Viso | Vice President – Regulatory Counsel |
| Todd Borneman | Vice President – Data Services |
| Kateryna Brezitska | Vice President – Equities Planning and Development |
| Daniel J. Brill | Vice President – Options Strategic Planning & Business Development |
| Kelly Brown | Vice President – Derivative Products and Business Development |
| Jonathan S. Dowd | Vice President – Business Strategy |
| Laurence Gardner | Vice President – Regulatory Operations |
| Mitchell Garfinkel | Vice President – Finance |
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |
| Joseph P. Kamnik | Vice President – Senior Counsel |
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| Kaitlin Meyer | Vice President – Marketing and Sales |
| Ronald Miller | Vice President – Compliance |
| Lawrence O'Leary | Vice President – Regulatory Oversight |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
| Vinay Rao | Vice President – Trading Systems Development |

| Name | Title |
|---|---|
| Siddharth Sahoo | Vice President – Trading Systems Development |
| Christopher Solgan | Vice President – Senior Counsel |
| Christopher Swisher | Vice President – Market Surveillance |
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Katherine Comly | Assistant Vice President, Associate Counsel and Director of ESG |
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |
| Michael Slade | Assistant Vice President – Associate Counsel |

## *Directors of MIAX Sapphire, LLC*

The following persons are the directors of MIAX Sapphire, LLC:

| Directors |
|---|
| Thomas P. Gallagher |
| Michael P. Ameen |
| Lindsay L. Burbage |
| Marianne Deane |
| Leslie Florio |
| Kenneth Lozier |
| John E. McCormac |
| Robert D. Prunetti |

## *Committees of MIAX Sapphire, LLC*

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

| Audit Committee |
|---|
| Robert D. Prunetti (Chair) |
| Michael P. Ameen |
| John E. McCormac |

| Regulatory Oversight Committee |
|---|
| Lindsay L. Burbage (Chair) |
| Leslie Florio |
| Kenneth Lozier |

| Technology Committee |
|---|
| Leslie Florio (Chair) |
| Marianne Deane |
| John E. McCormac |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

## E. MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
   *Address*: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of Miami International Technologies, LLC

The following persons are the officers of Miami International Technologies, LLC:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer Jr. | President and Chief Information Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |

| Name | Title |
|---|---|
| Harish Jayabalan | Executive Vice President – Chief Information Security Officer |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Randy Foster | Senior Vice President – Business Systems Development |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Charles Blades | Vice President – Controller |
| Mitchell Garfinkel | Vice President – Finance |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Tia Toms | Vice President – Administration |

### *Directors of Miami International Technologies, LLC*

The following persons are the directors of Miami International Technologies, LLC:

| Directors |
|---|
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## F.   MIAX FUTURES, LLC

1. *Name*:  MIAX Futures, LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Futures, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated March 10, 2021 is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated March 10, 2021 is attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### *Officers of MIAX Futures, LLC*

The following persons are the officers of MIAX Futures, LLC:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman |
| Joseph W. Ferraro III | President |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Randy Foster | Senior Vice President – Business Systems Development |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Kelly Brown | Vice President – Derivative Products and Business Development |

### *Directors of MIAX Futures, LLC*

The following persons are the directors of MIAX Futures, LLC:

| Directors |
|---|
| Thomas P. Gallagher (Chair) |
| Kurt M. Eckert |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## G.   THE BERMUDA STOCK EXCHANGE

1.  *Name*:  The Bermuda Stock Exchange
    *Address*:  110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2.  *Form of organization*:  A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3.  *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4.  *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5.  *Brief description of business or functions*: Stock Exchange located in Pembroke, Bermuda.

6.  *A copy of the constitution*: Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Bye-Laws dated July 21, 2003, are attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### *Officers of The Bermuda Stock Exchange*

The following persons are the officers of The Bermuda Stock Exchange:

| Name | Title |
| --- | --- |
| Gregory A. Wojciechowski | President & Chief Executive Officer |
| Gregory A. Wojciechowski | Secretary |
| Ailish Bryne | Chief Compliance Officer |
| Jacintha Pogson-Hughes | Chief Administration Officer |

### *Council (Directors) of The Bermuda Stock Exchange*

The following persons are the council of The Bermuda Stock Exchange:

| Council |
| --- |
| Thomas P. Gallagher (Chairman) |
| David Brown (Deputy Chairman) |
| Jeff Conyers |
| Kurt M. Eckert |
| Caroline Kennedy |
| Mark Massad |
| Michael Neff |
| Eric Sites |
| Murray Stahl |
| Gregory A. Wojciechowski |

***Committees of The Bermuda Stock Exchange***

| Business Development Committee |
|---|
| Eric Sites |
| Jeff Conyers |
| Michael Neff |
| Gregory A. Wojciechowski |

| Compensation Committee |
|---|
| Thomas P. Gallagher |
| David Brown |
| Jeff Conyers |
| Michael Neff |

| Executive Management Committee |
|---|
| Thomas P. Gallagher |
| David Brown |
| Jeff Conyers |
| Michael Neff |

| Listing Committee |
|---|
| Dudley Cottingham |
| Sharon Beesley |
| Miguel DaPonte |
| Marco Montarsolo |
| Gregory A. Wojciechowski |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

## H. BSD NOMINEE LIMITED

1. *Name*: BSD Nominee Limited
   *Address*: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4.    *Brief description of nature and extent of affiliation*:  Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5.    *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6.    *A copy of the constitution*:  Not applicable.

7.    *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8.    *A copy of existing by-laws or corresponding rules or instruments*:  Not applicable.

9.    *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

      ***Council (Directors) of BSD Nominee Limited***

      The following persons are the council of BSD Nominee Limited:

      | Council |
      | --- |
      | Gregory A. Wojciechowski |
      | James McKirdy |

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## I.    M 402 HOLDINGS, LLC

1.    *Name*:  M 402 Holdings, LLC
      *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.    *Form of organization*:  Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*:  Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4.    *Brief description of nature and extent of affiliation*:  M 402 Holdings, LLC ("M 402") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. Minneapolis Grain Exchange, LLC ("MGEX") is a wholly-owned subsidiary of M 402.

5.    *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MGEX.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated July 27, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated July 27, 2020 and By-Laws dated July 27, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### *Officers of M 402 Holdings, LLC*

The following persons are the officers of M 402 Holdings, LLC:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |

### *Directors of M 402 Holdings, LLC*

The following persons are the directors of M 402 Holdings, LLC:

| Directors |
|---|
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

## J. MINNEAPOLIS GRAIN EXCHANGE, LLC

1. *Name*: Minneapolis Grain Exchange, LLC
   *Address*: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC ("MGEX").

5.    *Brief description of business or functions*: MGEX is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7. MGEX is also registered as a national securities exchange under Section 6(g) of Securities Exchange Act.

6.    *A copy of the constitution*: Not applicable.

7.    *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 4, 2020 is attached.

8.    *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated December 4, 2020 and Amended and Restated Bylaws are attached.

9.    *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of Minneapolis Grain Exchange, LLC

The following persons are the officers of Minneapolis Grain Exchange, LLC:

| Name | Title |
| --- | --- |
| Mark G. Bagan | President & Chief Executive Officer |
| Layne G. Carlson | Treasurer, Secretary, Chief Compliance Officer & Chief Regulatory Officer |
| James D. Facente, Jr. | Director & Chief Risk Officer – Clearing & IT |

### Directors of Minneapolis Grain Exchange, LLC

The following persons are the directors of Minneapolis Grain Exchange, LLC:

| Directors |
| --- |
| Thomas P. Gallagher, Chair |
| De'Ana H. Dow |
| Michael V. Dunn |
| Bradley Griffith |
| Christopher T. Matzdorf |
| Kerry L. Melius |
| Murray Stahl |

***Standing Committees of Minneapolis Grain Exchange, LLC***

| Executive Committee |
| --- |
| Thomas P. Gallagher, Chairperson |
| Kerry L. Melius, First Vice Chairperson |
| Bradley Griffith |
| Murray Stahl |
| Mark G. Bagan* |

| Audit Committee |
| --- |
| Thomas P. Gallagher, Chairperson |
| Mark G. Bagan |
| De'Ana H. Dow |
| Michael V. Dunn |
| Bradley Griffith |

| Nominations Committee |
| --- |
| Bradley Griffith, Chairperson |
| De'Ana H. Dow |
| Michael V. Dunn |
| Thomas P. Gallagher |
| Christopher T. Matzdorf |
| Mark G. Bagan* |

| Regulatory Oversight Committee |
| --- |
| De'Ana H. Dow, Chairperson |
| Michael V. Dunn |
| Bradley Griffith |
| Thomas P. Gallagher* |
| Mark G. Bagan* |

| Risk Management Committee |
| --- |
| Bradley Griffith, Chairperson |
| De'Ana H. Dow |
| Thomas P. Gallagher* |
| Mark G. Bagan* |

\* Ex officio committee member

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

## K. MIAX GLOBAL, LLC

1. *Name*:  MIAX Global, LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization:*  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation:*  MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6. *A copy of the constitution:* Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*:  The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments:*  The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

### Officers of MIAX Global, LLC

The following persons are the officers of MIAX Global, LLC:

| Name | Title |
|------|-------|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Gregory A. Wojciechowski | President |

### Directors of MIAX Global, LLC

The following persons are the directors of MIAX Global, LLC:

| Directors |
|-----------|
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable.

## L. MIAX PRODUCTS, LLC

1. *Name*: MIAX Products, LLC
   *Address*: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Articles of Organization dated October 5, 2021 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 5, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIAX Products, LLC

The following persons are the officers of MIAX Products, LLC:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |

### Directors of MIAX Products, LLC

The following persons are the directors of MIAX Products, LLC:

| Directors |
|---|
| Thomas P. Gallagher |

10.  *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## M.  DORMAN TRADING, LLC

1.  *Name*:  Dorman Trading, LLC
    *Address*:  141 W. Jackson Boulevard, Suite 1900, Chicago, Illinois 60604

2.  *Form of organization*:  Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on June 18, 2015.

4.  *Brief description of nature and extent of affiliation*:  Dorman Trading, LLC ("Dorman Trading") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.  *Brief description of business or functions*: Dorman Trading is a full-service futures commission merchant (FCM) providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges.

6.  *A copy of the constitution*: Not applicable.

7.  *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated June 18, 2015 are attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*: The Fourth Amended and Restated Operating Agreement and Bylaws dated October 19, 2022 are attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

    ***Officers of Dorman Trading, LLC.***

    The following persons are the officers of Dorman Trading, LLC:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Daniel P. Dorman | Senior Vice President, Chief Operating Officer and Assistant Secretary |
| David Dorman | Senior Vice President, Operations |
| Robert Sheeren | Chief Financial Officer |
| Michael Higgins | Chief Compliance Officer |
| Mark Robertson | Vice President, Clearing and Floor Operations |
| Brian Gaffud | Vice President, Director of Business Development |

| Name | Title |
|---|---|
| Michael Stanton | Vice President, Business Development |
| James Tometz | Vice President, Operations |
| Wesley Chiu | Assistant Chief Financial Officer |
| Barbara J. Comly | Secretary |

### *Directors of Dorman Trading, LLC*

The following persons are the directors of Dorman Trading, LLC:

| Directors |
|---|
| Thomas P. Gallagher (Chairman) |
| Robert D. Prunetti |
| Brian Duggan |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## N.    M 7 HOLDINGS, LLC

1. *Name*:  M 7 Holdings, LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:  Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 15, 2022.

4. *Brief description of nature and extent of affiliation*:  M 7 Holdings, LLC ("M 7") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. LedgerX LLC is a wholly-owned subsidiary of M 7.

5. *Brief description of business or functions*: M 7 is a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated November 15, 2022 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement and By-Laws dated December 9, 2022 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### **Officers of M 7 Holdings, LLC**

The following persons are the officers of M 7 Holdings, LLC:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |

### **Directors of M 7 Holdings, LLC**

The following persons are the directors of M 7 Holdings, LLC:

| Directors |
|---|
| Thomas P. Gallagher |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.


## O.  LEDGERX LLC

1. *Name*:  LedgerX LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*:  Limited Liability Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 8, 2014.

4. *Brief description of nature and extent of affiliation*:  Miami International Holdings, Inc. is the sole member and owner of M 7 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of LedgerX LLC ("LedgerX").

5. *Brief description of business or functions*: LedgerX is a swap execution facility, derivatives clearing organization and designated contract market regulated by the Commodity Futures Trading Commission.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 8, 2014, is attached.

8.  *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated July 31, 2023, is attached.

9.  *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### *Officers of LedgerX LLC*

The following persons are the officers of LedgerX LLC:

| Name | Title |
| --- | --- |
| Zachary Dexter | Chief Executive Officer |
| Josh Markou | Chief Financial Officer |
| Brian Mulherin | General Counsel |
| Erin Renee Schwartz | Chief Compliance Officer and Chief Regulatory Officer |
| James Outen | Chief Risk Officer and Chief Economist |
| William Bradley | Chief Technology Officer |
| Ryan Scott Mendel | Chief Information Officer |
| Barbara J. Comly | Corporate Secretary |

### *Directors of LedgerX LLC*

The following persons are the directors of LedgerX LLC:

| Directors |
| --- |
| Thomas P. Gallagher (Chair) |
| Bryan Bishop |
| Lindsay L. Burbage |
| Zachary Dexter |
| Kurt M. Eckert |
| Jerome Kemp |
| Lisa Moore |
| Robert D. Prunetti |
| Jill Sommers |
| Larry Thompson |
| Mark Wetjen |

### *Standing Committees of LedgerX LLC*

| Regulatory Oversight Committee |
| --- |
| Lindsay L. Burbage |
| Larry Thompson |
| Jerome Kemp |
| Lisa Moore |
| Jill Sommers |

| Risk Management Committee |
|---|
| Bryan Bishop |
| Zachary Dexter |
| Kurt M. Eckert |
| Thomas P. Gallagher |
| Jerome Kemp |
| Larry Thompson |
| Mark Wetjen |

| Participant Committee |
|---|
| Kurt M. Eckert |
| Zachary Dexter |
| Jerome Kemp |
| Lisa Moore |
| Larry Thompson |

| Nominating Committee |
|---|
| Lindsay L. Burbage |
| Kurt M. Eckert |
| Robert D. Prunetti |
| Jill Sommers |
| Larry Thompson |
| Mark Wetjen |

| Disciplinary Panel |
|---|
| Bryan Bishop |
| Kurt M. Eckert |
| Jerome Kemp |
| Jill Sommers |

| Appeals Committee |
|---|
| Lindsay L. Burbage |
| Larry Thompson |
| Mark Wetjen |

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## P.    MIH EAST HOLDINGS, LIMITED

1.    *Name*:  MIH East Holdings, Limited
      *Address*:  7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.    *Form of organization*:  Private Limited Company.

3.    *Name of state, statute under which organized and date of incorporation*:  England and Wales, Companies Act 2006, on March 20, 2023.

4.    *Brief description of nature and extent of affiliation*:  MIH East Holdings, Limited ("MIH East") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.    *Brief description of business or functions*: MIH East is a holding company for certain investments.

6.    *A copy of the constitution*: Not applicable.

7.    *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated March 20, 2023, is attached.

8.    *A copy of existing by-laws or corresponding rules or instruments*: The Articles of Association are attached.

9.    *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### Officers of MIH East Holdings, Limited

The following persons are the officers of MIH East Holdings, Limited:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Executive Officer |
| Lance Emmons | Chief Financial Officer |

### Directors of MIH East Holdings, Limited

The following persons are the directors of MIH East Holdings, Limited:

| Directors |
|---|
| Thomas P. Gallagher |
| Lance Emmons |

10.   *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

## Q.   CONVEXITYSHARES, LLC

1. *Name*:  ConvexityShares, LLC
   *Address*:  7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 3, 2020.

4. *Brief description of nature and extent of affiliation*:  MIAX Futures, LLC, which is wholly-owned by Miami International Holdings, Inc., the applicant's 100% owner, is the owner of 51% of the outstanding membership interests of ConvexityShares, LLC.

5. *Brief description of business or functions*:  Sponsor of certain exchange-traded products. ConvexityShares, LLC is a registered Commodity Pool Operator (CPO) and Commodity Trading Advisor (CTA) with the National Futures Association (NFA).

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 3, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Operating Agreement dated February 5, 2021 and First Amendment to Limited Liability Company Operating Agreement dated March 10, 2021 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

### *Managers of ConvexityShares, LLC*

The following are the managers of ConvexityShares, LLC:

| Managers |
|---|
| MIAX Futures, LLC |
| T3i US Holdings Inc. |

### *Officers of ConvexityShares, LLC*

The following persons are the officers of ConvexityShares, LLC:

| Name | Title |
|---|---|
| Simon Ho | Interim Chief Executive Officer & President |
| Melinda Ho | Treasurer, Chief Financial Officer & Secretary |
| Joseph W. Ferraro III | Interim Chief Compliance Officer |
| Charles Blades | Controller |

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*:  Not applicable.

# EXHIBIT J

**Exhibit Request:**

**A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:**

**1.      Name.**

**2.      Title.**

**3.      Dates of commencement and termination of term of office or position.**

**4.      Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

**Response:**

1.      **Officers of MIAX PEARL, LLC**

The following persons are the officers of the Exchange:

| Name | Title |
|---|---|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Lance Emmons | Executive Vice President and Chief Financial Officer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Business Development |
| Harish Jayabalan | Executive Vice President – Chief Risk Officer and Chief Information Security Officer |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Senior Vice President – Business Systems Development |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President – Associate General Counsel and Assistant Corporate Secretary |
| Kelli Annequin | Senior Vice President – Chief Marketing Officer |

| Name | Title |
|---|---|
| Joseph S. Bracco | Senior Vice President – Head of Sales |
| Rodney Hester | Senior Vice President – Systems Infrastructure |
| Amy Neiley-Avayou | Senior Vice President – Trading Operations and Listings |
| Paul Anders (Andy) Nybo | Senior Vice President – Chief Communications Officer |
| Charles Blades | Vice President – Controller |
| Peter Bon Viso | Vice President – Regulatory Counsel |
| Todd Borneman | Vice President – Data Services |
| Kateryna Brezitska | Vice President – Equities Planning and Development |
| Daniel J. Brill | Vice President – Options Strategic Planning & Business Development |
| Kelly Brown | Vice President – Derivative Products and Business Development |
| Jonathan S. Dowd | Vice President – Business Strategy |
| Laurence Gardner | Vice President – Regulatory Operations |
| Mitchell Garfinkel | Vice President – Finance |
| Daniel Hsu | Vice President – Exchange Pricing & Business Analysis |
| Joseph P. Kamnik | Vice President – Senior Counsel |
| Gamini Karunaratne | Vice President – Network Engineering & Data Center Operations |
| Kaitlin Meyer | Vice President – Marketing and Sales |
| Ronald Miller | Vice President – Compliance |
| Lawrence O'Leary | Vice President – Regulatory Oversight |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gerard (Chaz) Palmeri | Vice President – Systems Operations |
|  |  |
| Vinay Rao | Vice President – Trading Systems Development |
| Siddharth Sahoo | Vice President – Trading Systems Development |
| Christopher Solgan | Vice President – Senior Counsel |
| Christopher Swisher | Vice President – Market Surveillance |
| Tia Toms | Vice President – Administration |
| Gregory Ziegler | Vice President – Senior Counsel |
| Katherine Comly | Assistant Vice President, Associate Counsel and Director of ESG |
| Tatiana Kitaigorovski | Assistant Vice President – Associate Counsel |
| Michael Slade | Assistant Vice President – Associate Counsel |

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. **Directors of MIAX PEARL, LLC**

The following persons are the directors of the Exchange:

| Name | Classification | Term of Office | Type of Business |
|---|---|---|---|
| Thomas P. Gallagher | Industry | So long as CEO of the Company | Securities Exchange |
| Sean Barry | Industry/Member Representative | Class I – 2024 | Chief Information Officer – ADM Investor Services, Inc. |
| David Brown | Non-Industry | Class I – 2024 | Retired |
| Guy Dowman | Industry/Member Representative | Class I – 2024 | Head of Options Business Development for HRT Financial, LP – Hudson River Trading |
| Lawrence E. Jaffe | Non-Industry/ Independent | Class I – 2024 | Attorney (Retired) |
| Paul Kenyon | Industry | Class I – 2024 | Business Development, Americas – Jump Trading, LLC |
| William J. O'Brien IV | Non-Industry | Class I – 2024 | Chief Executive Officer – Performance Operating Partners, LLC; President and Chief Operating Officer – O'Brien Energy Company, LLC |
| Robert D. Prunetti | Non-Industry | Class I – 2024 | President – Phoenix Ventures, LLC |
| William T. Bergman | Non-Industry/ Independent | Class II – 2025 | Vice President and Special Assistant to the President – Temple University |
| Lindsay L. Burbage | Non-Industry/ Independent | Class II – 2025 | Attorney (Retired) |
| Michael Harrington | Industry | Class II – 2025 | Head of Client Relationships – Citadel, LLC |

| Name | Classification | Term of Office | Type of Business |
|---|---|---|---|
| John E. McCormac | Non-Industry/ Independent | Class II – 2025 | Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer |
| Miguel Moratiel | Non-Industry | Class II – 2025 | Manager – MDR Inversiones, S.L. |
| Scott Richardson | Industry | Class II – 2025 | Managing Partner (Austin) – Optiver Services US, LLC |
| Steven Sosnick | Industry/Member Representative | Class II – 2025 | Chief Strategist – Interactive Brokers LLC |
| Talal Jassim Al-Bahar | Non-Industry | Class III – 2026 | Chairman – Arzan Financial Group for Financing and Investment KPSC; Vice Chairman and CEO – Kuwait Real Estate K.S.C. |
| Kurt M. Eckert | Industry | Class III – 2026 | Former Partner and Head of Market Structure – Wolverine Trading, LLC |
| Leslie Florio | Non-Industry/ Independent | Class III – 2026 | Vice President – Maxwell Place Condominium Association |
| Nathaniel Pomeroy | Industry/Member Representative | Class III – 2026 | Principal – Wolverine Trading Technologies, LLC |
| Cynthia Schwarzkopf | Non-Industry/ Independent | Class III – 2026 | Professional and Philanthropic Public Speaker |
| Erik Swanson | Industry/Member Representative | Class III – 2026 | Chief Executive Officer – Simplex Trading, LLC |
| Christopher L. Whittington | Non-Industry | Class III – 2026 | Attorney |

**3.**    **Committees of MIAX PEARL, LLC**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

| COMPENSATION COMMITTEE | |
|---|---|
| **Name** | **Classification** |
| Cynthia Schwarzkopf (Chair) | Non-Industry/Independent |
| William T. Bergman | Non-Industry/Independent |
| Robert D. Prunetti | Non-Industry |

| AUDIT COMMITTEE | |
|---|---|
| **Name** | **Classification** |
| Robert D. Prunetti (Chair) | Non-Industry |
| John E. McCormac | Non-Industry/Independent |
| Cynthia Schwarzkopf | Non-Industry/Independent |

| REGULATORY OVERSIGHT COMMITTEE | |
|---|---|
| **Name** | **Classification** |
| Lindsay L. Burbage (Chair) | Non-Industry/Independent |
| Leslie Florio | Non-Industry/Independent |
| Lawrence E. Jaffe | Non-Industry/Independent |

| APPEALS COMMITTEE | |
|---|---|
| **Name** | **Classification** |
| Lawrence E. Jaffe (Chair) | Non-Industry/Independent |
| Kurt M. Eckert | Industry |
| Guy Dowman | Industry/Member Representative |

| TECHNOLOGY COMMITTEE | |
|---|---|
| **Name** | **Classification** |
| Leslie Florio (Chair) | Non-Industry/Independent |
| Sean Barry | Industry/Member Representative |
| David Brown | Non-Industry |
| Kurt M. Eckert | Industry |
| John E. McCormac | Non-Industry/Independent |